Exhibit 99.1

No. 29/09

IAMGOLD ACCELERATES PRODUCTION AT ESSAKANE;
Optimizing Mine Plan and Increasing Processing Rate

Toronto, Ontario, September 8, 2009 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today announced acceleration of production during the early years at its Essakane project in Burkina Faso, West Africa.  The acceleration of production is a result of increasing the processing rate, allowing access to higher grade ore sooner and optimizing the mine plan.  This is estimated to increase gold production during 2010 and 2011 to total between approximately 480,000 ounces and 490,000 ounces.  All amounts are expressed in U.S. dollars unless otherwise indicated.

The pre-production capital budget for Essakane is expected to increase by approximately $21 million resulting in a total project capital budget of approximately $443 million.  This results in an internal rate of return of approximately 18% based on a gold price of $800 per ounce and a fuel cost of $80 per barrel.

Joseph Conway, President and Chief Executive Officer, commented, "As promised, we continue to focus on our core strategy of disciplined growth by aggressively advancing our development projects.  We announced an improved schedule and increased reserves at our Essakane project in June with commercial production now expected within 12 months and 3.4 million ounces of reserves.  We are again accelerating the project by effectively transferring costs from the operating stage to the pre-production stage in order to achieve increased production in the early years, improved cash flows and an increased overall project IRR.”

Project Review

The 90% owned Essakane project in Burkina Faso, West Africa was acquired in February 2009.  Commercial production is expected in August 2010, with life of mine average gold production estimated to be 315,000 ounces of gold per year through approximately 2018.  Probable reserves total 3.4 million ounces from 68 million tonnes with grading of 1.54 grams of gold per tonne.

Construction progress at the Essakane project continues to go well and remains ahead of the original schedule and on budget with commercial production expected in August 2010.  The concrete foundations for the grinding mills are almost completed and key heavy equipment such as the crusher and ball mill are already on site.  Three of the five generators are on site with the final two due for delivery in Q3 2009.  The CIL tank foundations are complete and the tanks are being erected.

Figure 1: Ball Mill Foundation	Figure 2: CIL Tanks

Figure 3: Three Generator Sets in Power House

Early advancements in the construction schedule provided opportunities for the project development team to review production schedules for the first three years, where early improvements tremendously increase the chance of success and return of a project.  They have identified the opportunity to improve early production and cash flow by stockpiling lower grade saprolite during pre-production, allowing access to higher grade ore sooner, increasing mill feed grade over the first eighteen months and effectively accelerating the mining sequence to push additional tonnage through the mill in the early years, bringing forward gold production.

The project development review indicates that the grinding capacity of the saprolite can be increased from 7.5 million tonnes per year, as estimated in the Essakane project Feasibility Study, to approach 9 million tonnes per year for the first three years.  The increased throughput will provide higher gold production and reduced cash costs during those three years.

This strategy has a very positive impact on total gold production for 2010 and 2011 with production now estimated to total between 480,000 ounces and 490,000 ounces.  This results in an increase to the pre-production capital budget of $21 million, for a project total capital budget of $443 million and an internal rate of return of approximately 18%.

In order to reduce any recovery losses (ranging from an estimated zero to 2%) that may result from the accelerated throughput, the project development team is investigating adding additional leach or CIL tanks.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2008 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway President & CEO Tel: (416) 360-4712 Toll-free: 1 888 IMG-9999	Tamara Brown Director, Investor Relations Tel: (416) 360-4743 Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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